____________________________________________________________

SHARE SALE AND PURCHASE AGREEMENT

____________________________________________________________

between

HILDE DE DECKER

MARTINE VERTOMMEN

ECHOS BVBA

as Sellers

and

LAB SUPPORT NV

as Purchaser

and

ON ASSIGNMENT, INC.

as Guarantor

dated 23 February 2011

BY AND BETWEEN :

1.	HILDE DE DECKER, residing at *;

2.	MARTINE VERTOMMEN, residing at *;

3.
ECHOS BVBA, a company incorporated and existing under the laws of Belgium, whose registered office is at Bleukstraat 8, 2820 Bonheiden, Belgium, registered with the Crossroadbank of Enterprises RPR Mechelen number 0463.070.575, duly represented for purposes of this Agreement by Edward Van Rompay, manager;

hereinafter referred to as the “Sellers”;

AND

4.
LAB SUPPORT NV , a company incorporated and existing under the laws of Belgium, whose registered office is at De Keyserlei 5 bus 58, 2018 Antwerpen, registered with the Crossroadbank of Enterprises RPR Antwerpen number 0472.661.501, duly represented for the purposes of this Agreement by Peter T. Dameris, director, hereinafter referred to as the “Purchaser”;

AND

5.
ON ASSIGNMENT, INC., a company incorporated and existing under the laws of Delaware, whose registered office is at 26651 W. Agoura Road, Calabasas, CA 91302, duly represented for purposes of this Agreement by Peter T. Dameris, President and CEO, hereinafter referred to as the “Guarantor”;

WHEREAS:

(A)	The Sellers jointly own:

(i)
directly the entire issued and outstanding share capital of Warphi NV, a company incorporated and existing under the laws of Belgium, whose registered office is at 2820 Bonheiden, Bleukstraat 8 (Belgium), registered with the Crossroadbank of Enterprises RPR Mechelen number 0890.755.849 (hereinafter referred to as “Warphi”);

(ii)	directly and indirectly (through Warphi) the entire issued and outstanding share capital of:

(a)
Valesta NV, a company incorporated and existing under the laws of Belgium, whose registered office is at 2800 Mechelen, Battelsesteenweg 455E (Belgium), registered with the Crossroadbank of Enterprises RPR Mechelen number 0459.124.556 (hereinafter referred to as “Valesta”);

(b)
Health Care Projects NV, a company incorporated and existing under the laws of Belgium, whose registered office is at 2800 Mechelen, Battelsesteenweg 455E (Belgium), registered with the Crossroadbank of Enterprises RPR Mechelen number 0864.605.342 (hereinafter referred to as “Health Care Projects”);

(c)
Valesta Consulting S.L., a company incorporated and existing under the laws of Spain, whose registered office is at Gran Via de les Corts Catalanes 583 5 Barcelona, Spain, registered with the NIF number B65058364 (hereinafter referred to as “Valesta Consulting”);

(d)
Valesta ETT S.L., a company incorporated and existing under the laws of Spain, whose registered office is at Gran Via de les Corts Catalanes 583 5 Barcelona, Spain, registered with the NIF number B64697428 (hereinafter referred to as “Valesta ETT”);

(e)
Valesta B.V., a company incorporated and existing under the laws of The Netherlands, whose registered office is at Stationsplein 91-105, 5211 BM ‘s Hertogenbosch, the Netherlands, registered with the KvK number 50237640 (hereinafter referred to as “Valesta BV”);

(Warphi, Valesta, Health Care Projects, Valesta Consulting, Valesta ETT and Valesta BV are hereinafter referred to as the “Companies” and “Company” shall be construed accordingly)

(B)
On and subject to the terms and conditions of this Agreement, the Purchaser wishes to purchase from the Sellers and the Sellers wish to sell to the Purchaser, with effect from the Closing date, all of the Directly Owned Shares;

(C)
The Guarantor is the parent company of the Purchaser and wishes to guarantee the obligations of the Purchaser under Articles 2, 3, 4, 6.2.3 and 8.4 of this Agreement and under Article 8.7 of the Management Agreements;

THEREFORE, IT IS AGREED AS FOLLOWS:

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1	Definitions

The following words and expressions, where herein capitalised, shall have the following meanings, unless the context otherwise requires:

“Accounts” means the Annual Accounts and the Management Accounts;

“Affiliate” means, in relation to any company, a subsidiary of that company as defined in Article 6 of the Belgian Companies Code or a Holding Company of that company or any other subsidiary of that Holding Company;

“Agreement” means this share sale and purchase agreement, including all Schedules, as amended, modified and/or restated from time to time;

“Annual Accounts” means the annual accounts of each of the Companies (save for Valesta BV) in accordance with GAAP for the financial year ended on the Annual Accounts Date, comprising the balance sheet, the profit and loss account, the social balance and all notes, reports and other documents attached thereto (including the annual report of the board of directors and a pro forma auditor’s report of Callens Pirenne and consolidated annual accounts of the Group in accordance with GAAP for the financial year ended on 30 September 2010, comprising the balance sheet and the profit and loss account and including a pro forma auditor's report of Callens Pirenne);

“Annual Accounts Date” means in respect of (i) Warphi 30 September 2010, (ii) Valesta 31 December 2009, (iii) Health Care Projects 30 June 2010, (iv) Valesta Consulting 31 December 2009, and (v) Valesta ETT 31 December 2009;

"Beneficiary" has the meaning set out in Article 6.1.

 “Business Day” means a day other than a Saturday or Sunday on which banks in Brussels (Belgium) are open for general business;

“Claim” means a claim in respect of a Warranty Breach;

“Closing” means the completion by the Parties of the transactions, obligations and formalities set out in Article 4.2;

“Closing Date” means 28 February 2011;

“Closing Estimate” has the meaning given to it in Article 3.2.2;

“Companies” has the meaning given to it in paragraph (A) of the recitals and “Company” will be construed accordingly;

“Contract” means any contract, agreement, arrangement or commitment whether written or oral, to which any of the Companies is a party;

“Contract Professionals” means independent contractor or employees of Companies or Purchaser Affiliates, as the case may be, who are on assignment at Customers of the Companies or Purchaser Affiliates, as the case may be;

"Data Room" means the documents made available by the Sellers to the Purchaser during the period from 3 December 2010 up until the Closing Date, as burnt on the cd-rom attached to this Agreement as Schedule 7;

“Directly Owned Shares” means the shares of the Companies directly owned by the Sellers as set out in Schedule 1;

“Director” means a member of the board of directors of the Companies, including the managing director;

“Employee” means an individual employed under an employment contract, whether white-collar or blue-collar employee;

“Encumbrance” means any mortgage, pledge, charge, floating charge (pand handelszaak), security, usufruct, easement, retention right, right of first refusal, pre-emption right, third party right, option, claim, lien, attachment, restriction or encumbrance of any kind, any mandate given to any person with a view to the creation of the same or any other agreement, undertaking or arrangement having a similar effect;

"Escrow Account" means an interest-bearing deposit account at a respected and creditworthy Belgian bank, opened by the Sellers or the Purchaser (as the case may be) and operated jointly by the Sellers and the Purchaser; each Escrow Account will be pledged to the benefit of the Purchaser or the Sellers (as the case may be) as security for the payment of the Claims or Contingent Consideration (as the case may be) concerned;

“EUR” means the single currency of the member states of the European Communities that adopt or have adopted the euro as their lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

“Final Management Accounts Date” means 31 December 2010;

“GAAP” means respectively the generally accepted accounting principles and practices in Belgium in respect of the Companies incorporated in Belgium and in respect of the Group on a consolidated basis, the generally accepted accounting principles and practices in Spain in respect of the Companies incorporated in Spain and the generally accepted accounting principles and practices in The Netherlands in respect of the Company incorporated in The Netherlands;

“Governmental Authority” means any state, government, government department, ministry, commission, council, board, bureau, agency, court or other judicial, administrative, regulatory, legislative or other authority in Belgium, the European Union or any other jurisdiction in which any of the Companies carries on business or activities;

“Group” means the Valesta group consisting of the Companies;

“Health Care Projects” has the meaning given to it in paragraph (A) (ii) (b) of the recitals;

 “Holding Company” means, in relation to a company, any other company in respect of which it is a subsidiary as defined in Article 6 of the Belgian Companies Code;

“Independent Auditor” means KPMG;

“Indirectly Owned Shares” means the shares of the Companies indirectly owned by the Sellers through Warphi as set out in Schedule 1;

“Intellectual Property” means any intellectual property right, patent, trade mark, service mark, trade name, business name, design, design right, copyright and Know-How (in each case whether registered or not) and any application for registration and license in relation to the same;

“Know-How” means all data and information not at present freely available to the public and all financial, commercial, trade and business secrets of whatever nature and in whatever form (including those comprised in, derived from or relating to any inventions, discoveries, techniques, formulae, programs, plans, manuals or other documents);

“Laws” means any and all European, national, federal, regional, provincial, municipal and local laws, statutes, codes, rules, regulations, directives, ordinances, judgements, orders, requirements or determinations of any Governmental Authority and any and all  obligations arising under common or customary law;

“Losses” has the meaning given to it in Article 6.1;

“Management Accounts” means (i) the profit and loss account of the Group on a consolidated basis for the periods of 1 January 2010 to 31 December 2010 and (ii) the balance sheet of the Group on a consolidated basis as per 31 December 2010;

“Management Accounts Date” means 31 December 2010;

"Management Agreements" means the management agreements to be entered into between Echos BVBA or Sophima NV on the one hand and Warphi NV on the other hand, substantially in the form set out in Schedule 6.

"Material Adverse Change" means any event (other than general economic circumstances) having a material adverse impact on the business, activities, assets, liabilities, financial condition (including solvability and liquidity condition) and/or results of the Companies separately or of the Group as a whole which has an impact of at least EUR 50,000.

 “Net Working Capital” means the total current assets (annual accounts code numbers 29, 3, 40, 41, 50/53, 54/58 and 49) of the Companies on a consolidated basis less the total short term and long term liabilities (annual accounts code numbers 17, 42, 43, 44, 45, 46, 47/48 and 49) of the Companies on a consolidated basis, it being understood between the parties that deferred tax assets will be counted as current assets for the purposes of the determination of the Net Working Capital;

“Outstanding Receivables” has the meaning given to it in Article 6.2.1;

“Party” means a party to this Agreement and includes its successors and permitted assigns and transferees;

“Permit” means any permit, licence, authorisation, consent or other approval from a Governmental Authority (including any environmental permit);

“Prospective Customer” means any person, firm, company or other organisation   whatsoever with whom or which the Company or Purchaser Affiliates shall have had negotiations or discussions regarding the possible provision of services during the twelve months immediately preceding the Closing;

“Purchaser” means Lab Support NV, a company incorporated and existing under the laws of Belgium , whose registered office is at De Keyserlei 5 bus 58, 2018 Antwerpen, registered with the Crossroadbank of Enterprises RPR Antwerp under number 0472.661.501;“Purchaser Affiliates” means the Purchaser, the Guarantor and all direct and indirect subsidiaries of the Guarantor, which, after Closing, shall include the Company or Companies;

“Purchase Price” means the purchase price for the Directly Owned Shares;

“Receivables” means any and all accounts and notes receivable and any and all rights to and claims for money due, owing or payable to any of the Companies;

“Records” means the originals and copies of all files, records, documents, books (including accounting books and records), registers (including personnel register and registers of shareholders' meetings and board meetings), accounts and licences of the Companies, including any such information recorded or stored in writing or upon magnetic tape or disc or otherwise recorded or stored for reproduction whether by mechanical means or electronic means;

“RSU Agreement” means the RSU Agreements to be entered into between Hilde De Decker and Martine Vertommen on the one hand and the Guarantor on the other hand, substantially in the form set out in Schedule 11;

“Schedule” means a schedule to this Agreement;

“Sellers” means Hilde De Decker, residing at *, Martine Vertommen, residing at *, and Echos BVBA, a company incorporated and existing under the law of Belgium, whose registered office is at Bleukstraat 8, 2820 Bonheiden, Belgium, registered with the Crossroadbank of Enterprises RPR Mechelen number 0463.070.575;

"Substantiated Outstanding Claims" has the meaning set out in Clause 3.4.4.

“Shares” means the Directly Owned Shares and the Indirectly Owned Shares;

“Tax” or “Taxation” means any direct or indirect taxes, social security charges, imposts and other duties which any of the Companies is required to pay, withhold or collect, including any income taxes, capital gains taxes, real property taxes, stamp duties, V.A.T., excise taxes, employee withholding taxes, social security and pension contributions, environmental taxes and other governmental charges or duties, and any interest, penalties or other additions to tax;

“Valesta” has the meaning given to it in paragraph (A) (ii) (a) of the recitals;

“Valesta BV” has the meaning given to it in paragraph (A) (ii) (e) of the recitals;

“Valesta Consulting” has the meaning given to it in paragraph (A) (ii) (c) of the recitals;

“Valesta ETT” has the meaning given to it in paragraph (A) (ii) (d) of the recitals;

“Warranties” means the representations and warranties set out in Article 5 -and Schedule 4, and “Warranty” shall be construed accordingly;

“Warranty Breach” means any breach, inaccuracy or incompleteness of any Warranty;

“Warphi” has the meaning given to it in paragraph (A) (i) of the recitals;

“Warphi Shares” means the entire issued and outstanding share capital of Warphi.

1.2	Interpretation

1.2.1	Article, Schedule and Annex headings and captions are for convenience of reference only and shall not affect or limit the construction or interpretation of this Agreement.

1.2.2
A reference in this Agreement to a “person” shall include any individual, company, corporation, firm, government, state or agency of a state or any association, trust or partnership (whether or not having legal personality).

1.2.3
A reference in this Agreement to a “company” shall include any legal entity or entities into which such company may be merged by means of a statutory merger or into which it may be split by means of a statutory de-merger.

1.2.4	A reference in this Agreement to a provision of law shall be a reference to that provision as amended from time to time.

1.2.5	A reference in this Agreement to the singular shall, unless the context otherwise requires, include a reference to the plural and vice versa.

1.2.6	In this Agreement the words “include”, “including” and all forms and derivations thereof shall mean including but not limited to. The word “day” shall mean a calendar day.

1.2.7	The Schedules form an integral part of this Agreement.

ARTICLE 2 - SALE AND PURCHASE

2.1	Sale and purchase

On and subject to the terms and conditions of this Agreement, the Sellers agree to sell, transfer and deliver to the Purchaser and the Purchaser agrees to purchase and acquire from the Sellers, with effect from the Closing Date, all of the Directly Owned Shares (and, indirectly, all of the Indirectly Owned Shares), free and clear from any Encumbrances.

2.2	Transfer and delivery

2.2.1
The transfer and delivery of the Directly Owned Shares shall be effected on the Closing Date by recording a transfer notice in the shareholders’ register of each of the relevant Companies, such notice being duly signed by the Sellers and the Purchaser.  For this purpose, each of the Sellers hereby grants a power of attorney to Xavier Remy and Eric Blomme (each acting alone and with the right of substitution) to record the notices of sale, and the Purchaser hereby grants a power of attorney to Caroline Wildemeersch and Tessa Gijbels (each acting alone and with the right of substitution) to record the notices of purchase.

2.2.2
The transfer of the Directly Owned Shares and the Indirectly Owned Shares shall include all rights attached thereto and afforded thereby, including all rights to vote and to receive dividends (whether for previous, current or future financial years).

2.2.3	The Purchaser shall not be obliged to complete the purchase of any of the Directly Owned Shares unless the purchase of all the Directly Owned Shares is completed simultaneously.

ARTICLE 3 - PURCHASE PRICE

3.1	Purchase price

The consideration for the Directly Owned Shares consists of:

(i)	the Initial Consideration; and

(ii)	subject to what is set out in Article 3.4 and Schedule 3, the Contingent Consideration.

3.2	Initial Consideration

3.2.1	The Initial Consideration for the Shares is equal to EUR 12,800,000, increased or decreased, as the case may be, on a euro for euro basis as set out in Article 3.2.2 below.

3.2.2
The Initial Consideration shall be satisfied in cash on the Closing Date by means of a bank transfer in an aggregate amount of EUR 12,800,000 from the Purchaser to the third party account (“derdenrekening”) of the Sellers’ counsel (Clifford Chance) with account no. *, plus or minus (as the case may be) the amount by which the Net Working Capital as at the Closing Date is greater than or less than (as the case may be) EUR 2,000,000. For the purposes of the payment to be made on the Closing Date, an estimate of the Net Working Capital as at 28 February 2011 is set out in Schedule 5 (hereinafter referred to as the “Closing Estimate”). As further set out in Article 3.3, a further calculation and verification of the Net Working Capital as at the Closing Date shall be made and the Initial Consideration will be further adjusted in light of such further calculation and verification.

3.2.3
The Purchaser acknowledges that, in relation to the risk of non-recovery of the receivables of the Companies, it is relying solely on the specific indemnity set out in Clause 6.2.1 (iii).  For purposes of determining the Net Working Capital, the Closing Estimate and the Final Net Working Capital (as defined below), all receivables of the Companies will hence be counted at face value and there will be no reduction or exclusion on account of doubtful debts.

3.3	Determination of Net Working Capital

3.3.1
A copy of the Closing Estimate as at 28 February 2011 is attached as Schedule 5. During 45 days following the Closing Date, the Purchaser and the Sellers may further review the Closing Estimate. The review shall include, among other things, a confirmation of estimates used in the Closing Estimate as per 28 February 2011 based on evidence that presents itself after the Closing Date, such as any adjustments to accounting accruals and estimates based on actual events after the date of this Agreement but before the end of the six month period (provided however that there will be no adjustments in relation to receivables, for which Clauses 3.2.3 and 6.2.1 (iii) will apply).

3.3.2
To the extent that either Party has any disagreement with the Closing Estimate that would result in an upwards or downwards adjustment to the Net Working Capital as per the Closing Date, the Party with the disagreement shall give written notice thereof to the other Party 45 days after the Closing Date, which notice shall specify in reasonable detail the nature of the disagreement and the basis and supporting evidence for position with respect to the disputed item(s) and shall be in substantially the same form as Schedule 5 and shall detail the upwards or downwards changes proposed to the Closing Estimate (including any changes that are required so that the Net Working Capital reflects the situation as per the Closing Date) and the reasons therefore. The Parties shall attempt in good faith to resolve any such disagreement for a period of fifteen (15) days following the date of the notice employing methods to ensure there is no double counting of adjustments to changes in the Net Working Capital as per the Closing Date. If the Parties are unable to resolve such disagreement within such period, the Parties shall submit the disputed item(s) to the Independent Auditor whose decision with respect to the disputed item(s) shall be final and binding.  The Independent Auditor shall be directed to render its decision with respect to the disputed item(s) within fifteen (15) days after same are submitted to the Independent Auditor (or as promptly thereafter as practicable), and the Sellers and the Purchaser shall each promptly provide all information and documents in their possession that the Independent Auditor deems necessary in order to make its decision with respect to the disputed item(s).  The fees, costs and expenses of the Independent Auditor’s review and report shall be allocated to and borne by Purchaser and Sellers based on the inverse of the percentage that the Independent Auditor’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Auditor.  For example, should the items in dispute total in amount to EUR 1,000 and the Independent Auditor awards EUR 600 in favour of Sellers’ position, 60% of the costs of its review would be borne by Purchaser and 40% of the costs would be borne by the Sellers.  The calculation of the Net Working Capital of the Group as per the Closing Date as finally resolved shall be referred to herein as the “Final Net Working Capital”.

3.3.3
Any difference between the Final Net Working Capital and the Closing Estimate will be paid, if beneficial to the Sellers, by the Purchaser to the account nos. * of the Sellers in the proportion set out in Schedule 2 and, if beneficial to the Puchaser, by the Sellers to the account no. * of the Purchaser within 10 days of the determination of the Final Net Working Capital as set out above.

3.4	Contingent Consideration

3.4.1	The Contingent Consideration shall be equal to a maximum amount of EUR 5,200,000 and shall be determined in accordance with what is set out in Schedule 3.

3.4.2
If any Contingent Consideration is due by the Purchaser to the Sellers it shall be satisfied in cash on its due date in accordance with what is set out in Schedule 3 by means of a bank transfer from the Purchaser to the account nos. * of the Sellers in the proportion set out in Schedule 2.

3.4.3
If, prior to the due date of any part of the Contingent Consideration in accordance with Schedule 3, the Sellers owe any amount to the Purchaser or any of the Companies pursuant to Article 6 or any other provision of this Agreement, the Sellers shall have the right (but not the obligation) to, on the due date of such amount, pay such amount into an Escrow Account instead of to the Purchaser directly.  The amounts so standing to the credit of Escrow Accounts (and interest accrued thereon) will be released from the Escrow Account and paid to the Purchaser on the date of receipt by the Sellers of payment of the next following tranche of the Contingent Consideration in accordance with Schedule 3.

3.4.4
If on the due date of any part of the Contingent Consideration in accordance with Schedule 3, the Purchaser has outstanding one or more bona fide duly substantiated Claims in accordance with Article 6 of this Agreement or a bona fide duly substantiated claim in accordance with any other provision of this Agreement, irrespective of whether such Claim or claim is disputed or not by the Sellers (the "Substantiated Outstanding Claims"), the Purchaser shall be entitled to pay an amount equal to the bona fide duly substantiated assessment of the amount of the Substantiated Outstanding Claims into an Escrow Account, with the remainder of the Contingent Consideration (if any) to be paid in accordance with Article 3.4.2.  Upon (deemed) acceptance by the Sellers or upon acceptance by the competent court of a Substantiated Outstanding Claim, the amounts so accepted (and any interest accrued thereon) will within fifteen days be released from the Escrow Account and paid to the account nominated by the Purchaser.  Upon withdrawal or reduction by the Purchaser of a Substantiated Outstanding Claim or upon refusal or reduction by the competent court of a Substantiated Outstanding Claim, the amounts so withdrawn, refused or reduced (and any interest accrued thereon) will within fifteen days be paid to the account nos. * of the Sellers in the proportion set out in Schedule 2.  This Article 3.4.4 shall not apply for Substantiated Outstanding Claims for which the Sellers have already set up an Escrow Account in accordance with Article 3.4.3.

3.4.5
In case of application of Articles 3.4.3 and/or 3.4.4, any costs or expenses relating to the opening, operating and closing of any Escrow Account will be borne by the Purchaser on the one hand and the Sellers on the other hand on a 50-50 basis.

ARTICLE 4 - CLOSING

4.1	Closing Date

The Closing shall take place on the Closing Date.

4.2	Closing

4.2.1	At the Closing the Sellers shall:

(i)	transfer and deliver the Directly Owned Shares to the Purchaser in accordance with Article 2.2;

(ii)	deliver the shareholders' registers of the Companies (properly completed and up to date) to the Purchaser;

(iii)	ensure that all Records of the Companies are at the respective registered offices of the Companies or at the offices of advisers who regularly handle the Records for and on behalf of the Companies;

(iv)
terminate all existing Contracts between the Sellers and the Companies with effect from the Closing Date (without any indemnity being due by any of the Companies), with the exception of the Management Agreements to be entered into by Echos BVBA and Sophima NV;

(v)
confirm in writing to the Purchaser that all accounts, receivables and debts between the Companies on the one part and each of the Sellers on the other part have been fully paid and settled and that none of the Sellers has any outstanding claims of any kind against any of the Companies, except for any claims of the Sellers resulting from the Management Agreements to be entered into by the Sellers;

(vi)
confirm in writing to the Purchaser that the Warranties shall be true, accurate and complete (i.e. complete in all material respects) as of the Closing Date and confirm in writing to the Purchaser that since the date of signing of this Agreement and the Closing Date there has been no Material Adverse Change and, to the best of the Sellers’ knowledge, there have been no events or circumstances which may result in a Material Adverse Change;

(vii)
deliver to the Purchaser a statement prepared by Sellers regarding all the banks at which the Companies maintain an account showing the amount standing to the credit or debit of all such accounts as at the close of business on the last Business Day prior to the Closing Date;

(viii)	deliver to the Purchaser the Management Agreements duly executed by Echos BVBA and Sophima NV, in the form set out in Schedule 6;

(ix)	deliver to the Purchaser the RSU Agreements duly executed by Hilde De Decker and Martine Vertommen;

(x)
deliver to the Purchaser the duly signed resignation letters of all the Directors of the Companies effective from the Closing Date, whereby each such Director shall confirm that all accounts, receivables and debts between him/her and the relevant Company have been fully paid and settled;

(xi)
deliver a statement from each of the Sellers’s spouses confirming that he is aware of the terms and conditions of this Agreement and that he agrees that the obligations incurred hereunder by the Sellers are consistent with the interests of their household; and

(xii)	notify Warphi of the sale of the Warphi Shares in accordance with article 632§2 of the Belgian Company Code.

4.2.2	At the Closing the Purchaser shall (subject to the Sellers having complied in full with their obligations under Article 4.2.1):

(i)	pay the Purchase Price in accordance with Article 3.2;

(ii)
procure that a shareholders' meeting is held in each of the Companies to (a) acknowledge the resignation of all the Directors, (b) grant such Directors discharge for the exercise of their mandate during any period prior to Closing (with the Purchaser procuring that such discharge shall be confirmed at the next following annual general meeting of the shareholders of each Company, it being understood, however, that such discharges shall be without prejudice to and shall not limit the rights of the Purchaser to any indemnity under Article 6), and (c) appoint representatives of the Purchaser as new Directors;

(iii)	deliver to the Sellers each Management Agreement, duly executed by Warphi;

(iv)	deliver to the Sellers each RSU Agreement, duly executed by the Guarantor;

(v)	notify Warphi of the purchase of the Warphi Shares in accordance with article 632§2 of the Belgian Company Code; and

(vi)
procure that a board of directors meeting in the form set out in Schedule 10 is held in each of the Companies to (i) create a management company in the sense of article 524bis of the Company Code and (ii) appoint Echos BVBA and Sophima NV as the members of such management committee, with the powers set out in the Management Agreements; where the creation of such management committee is not legally possible (eg in case of non-Belgian Companies), the Purchaser shall take steps as necessary to ensure that Echos BVBA and Sophima NV are appointed in a similar position on equivalent conditions.

4.3	Notwithstanding Article 4.4, if any Party does not perform any of the Closing actions set out in Clause 4.2 on the Closing Date, the other Parties will have the right to, at their option:

(i)           terminate this Agreement by written notice to all other Parties; or

(ii)	to obtain a court order to effect the Closing as soon as possible.

4.4	The Purchaser shall not be obliged to proceed with the Closing (without any indemnity being due) if:

(i)	any disclosure made by the Sellers between the date of signing of this Agreement and the Closing Date in accordance with Article 5.2.1 (ii); or

(ii)
any disclosure made by the Sellers in sections SCAN0010, SCAN0011, SCAN0012, SCAN0013, SCAN0014, SCAN0015 and SCAN0016 of the CD Rom entitled “Data Room II – Client Contracts, KBC” in accordance with Article 5.2.1 (iii), can be considered as a Material Adverse Effect.

ARTICLE 5 - WARRANTIES

5.1	Warranties

5.1.1
The Sellers represent and warrant to the Purchaser that each of the Warranties set out in Schedule 4 is true, accurate, complete (i.e. complete in all material respects) and not misleading as of the date of this Agreement and as of the Closing Date.

5.1.2
Each of the Warranties shall be separate and independent and the Purchaser shall have a separate right of action in respect of each Warranty Breach, and such right shall continue in full force and effect after the Closing Date.

5.2	Qualifications

5.2.1
The Warranties shall be qualified only (without prejudice to the special indemnities set out in Article 6.2) by, and to the extent that, the matters giving rise to a Claim were fairly disclosed to the Purchaser:

(i)
in the Data Room (excluding, however, sections SCAN0010, SCAN0011, SCAN0012, SCAN0013, SCAN0014, SCAN0015 and SCAN0016 of the CD Rom entitled “Data Room II – Client Contracts, KBC”) so that a reasonably diligent purchaser having reviewed the Data Room with the assistance of professional (legal, tax and accounting) advisers should have been aware of the issue;

(ii)	by separate notification from the Sellers to the Purchaser for any matters arising between the date of signing of this Agreement and the Closing Date; or

(iii)
in sections SCAN0010, SCAN0011, SCAN0012, SCAN0013, SCAN0014, SCAN0015 and SCAN0016 of the CD Rom entitled “Data Room II – Client Contracts, KBC” so that a reasonably diligent purchaser having reviewed the Data Room with the assistance of professional (legal, tax and accounting) advisers should have been aware of the issue.

5.2.2
The Purchaser recognises that it appears from the Data Room that some Contracts provide for a termination event or termination possibility in case of a change of control over the Companies.  Following the signing of this Agreement, the parties will agree on an appropriate strategy to avoid as much as possible the termination of the said Contracts on account of change of control.  The Parties further expressly agree that, notwithstanding the repetition of any Warranties on Closing Date, the Purchaser alone will assume the risk of termination of the Contracts referred to above on account of change of control in the period subsequent to the signing of this Agreement.

ARTICLE 6 - INDEMNIFICATION

6.1	General indemnification

Subject to the limitations and other conditions set out in this Article 6, the Sellers agree and undertake to indemnify, hold harmless and defend the Purchaser or, at the option of the Purchaser, any of the Companies (a "Beneficiary" and together with the Purchaser, the "Beneficiaries") from and against any and all losses, liabilities, obligations, damages, costs, expenses, claims, proceedings, actions or demands (the “Losses”) incurred, sustained, borne, made or suffered by the Purchaser, or any of the Companies:

(i)	which would not have been incurred, borne or made by them if every Warranty of Sellers had been true, accurate, complete (i.e. complete in all material respects) and not misleading; and

(ii)	any breach of a covenant, undertaking or other obligation of any of the Sellers under this Agreement.

6.2	Special indemnity

6.2.1	Without prejudice to Article 6.1 and notwithstanding the disclosure of any of the matters below in the Data Room or otherwise, the Sellers irrevocably agree and undertake to pay to the Beneficiaries:

(i)
the amount of any Losses incurred by any of the Companies as a result of or in connection with the Companies not complying until the Closing Date with the legal obligation to appoint a statutory auditor;

(ii)
the amount of (i) any liabilities or obligations (irrespective of whether long term or short term) of the Companies as of the Closing Date that have not been or have not sufficiently been taken into account for the calculation of the Final Net Working Capital and (ii) any overstatement of the current assets of the Companies as per the Closing Date that was taken into account for the calculation of the Final Net Working Capital;

(iii)
the amount of any of the receivables which were outstanding at the Closing Date and which are still outstanding six months after the Closing Date (the "Outstanding Receivables"), subject, however, to the condition that:

i.	the Sellers have during the six-month period referred to above had full management powers within each of the Companies in respect of the recovery of the Outstanding Receivables; and

ii.	the Outstanding Receivables are irrevocably and unconditionally assigned to the Sellers upon expiry of the six-month period.

6.2.2
Any Claims made by any Beneficiary on the basis of Article 6.2.1 shall not be subject to any of the limitations set out in Article 6.5.21  through 6.5.4, but will be subject to the other limitations set out in Article 6.5, it being understood that (a) any Claims made on the basis of the special liability set out in Article 6.2.1 (i) shall be subject to the time limitation set out in Article 6.5.1 and (b) in respect of the special liability set out in Article 6.2.1 (ii) the Sellers shall not be liable in respect of any Claim made on the basis thereof unless a notice of the Claim is given by the Purchaser to the Sellers in accordance with Article 6.9 within 6 months following the 45 day period for review of the Closing Estimate as set out in Article 3.3.

6.2.3
The Purchaser irrevocably agrees and undertakes to pay to the Sellers (in the proportion set out in Schedule 2) the amount of (i) any current assets of the Companies as per the Closing Date that were not or not sufficiently taken into account for purposes of the determination of the Final Net Working Capital, and (ii) any short term or long term liabilities that were taken into account for purposes of the determination of the Final Net Working Capital but eventually appear not to exist or only partially to exist.  Any claims made by the Sellers on the basis of this Article 6.2.3 shall not be subject to any limitations as to amounts, but the Purchaser shall not be liable in respect of any claim made on the basis of this Article 6.2.3 unless a notice of the claim is given by the Sellers to the Purchaser within 6 months following the 45 day period for review of the Closing Estimate as set out in Article 3.3.

6.3	Double Claims

If the same action, fact or event can lead to indemnification under several paragraphs of Article 6 -, the Beneficiaries can only be indemnified once. The Purchaser may, in its absolute discretion, decide the Article on which it is to base its Claim.

6.4	Nature of any Payment to Purchaser

Any amount paid by the Sellers to the Purchaser under this Article 6 - shall constitute a reduction of the Purchase Price.

6.5	Limitation of Sellers' Liability

6.5.1	Time Limitations

The Sellers shall not be liable in respect of any Claim unless a notice of the Claim is given by the Purchaser to the Sellers in accordance with Article 6.9:

(i)	in case of any Claim under Paragraph 5 of Schedule 4 (Shares) within 10 years following the Closing Date;

(ii)
in the case of any Claim relating to social security contributions and withholding taxes under Paragraph 16 of Schedule 4 (Employees) and in the case of any Claim under Paragraph 17 of Schedule 4 (Taxation), within forty five days after the date upon which such Claim is barred by all applicable statutes of limitation;

(iii)	in the case of any other Claim, within eighteen months following the Closing Date.

6.5.2	Aggregate Minimum Claims

(i)	The Sellers shall not be liable in respect of any Claim unless the aggregate amount of all Claims for which the Sellers would otherwise be liable exceeds EUR 175,000.

(ii)
Where the aggregate amount recoverable in respect of all Claims referred to in paragraph (i) exceeds EUR 175,000, the aggregate amount of all Claims shall be recoverable from the Sellers (i.e. from the first Euro).

6.5.3	Individual Minimum Claims

The Sellers shall not be liable in respect of any Claim unless such Claim individually (ie per Claim or group of closely related Claims based on the same facts or circumstances) gives rise to damages of at least EUR 2,500.

6.5.4	Maximum Liability

The aggregate liability of the Sellers in respect of Claims shall not exceed the amount of EUR 2,750,000.

6.5.5	Contingent Liabilities

The Sellers shall not be liable in respect of any Claim of which the liability is contingent ("obligation conditionnelle ou éventuelle" / "voorwaardelijke of eventuele verbintenis") unless and until such contingent liability becomes an actual liability and is due and payable, provided, however, that this Article shall not operate to prevent Purchaser from validly making a Claim in respect of a contingent liability within the time limit specified in Article 6.5.1 and in the manner specified in Article 6.9.

6.5.6	No joint and several liability

Each Seller will be liable to the Purchaser in the proportion set out in Schedule 2.  There will be no joint and several liability (hoofdelijkheid, in solidum aansprakelijkheid or ondeelbaarheid) among the Sellers.

6.5.7	Defence of third-party claims

If the fact or circumstance giving rise to the Claim is a claim brought or threatened by a third party, then the Sellers shall not be liable to the Purchaser in connection therewith unless:

(i)
the Purchaser allows, and procures that the relevant Company allows, the Sellers to assume control over the defence of such claim, and take such action as the Sellers may reasonably request to avoid or defend such claim, subject however to the obligation of the Sellers to (i) inform and consult with the Purchaser in relation to the defence of the claim, (ii) take into account the reasonable comments the Purchaser may have and (iii) take into account the reasonable interests of the relevant Company, the Purchaser and the Purchaser Affiliates;

(ii)	the Sellers are entitled to appoint, and instruct, counsel for the defence of such claim;

(iii)
the Purchaser provides, and procures that the relevant Company provides, to the Sellers full copies of all documents, correspondence and other material and provides such assistance and cooperation which the Sellers may reasonably request in relation to the claim; and

(iv)	no settlement or offer of settlement of the claim, and no admission of liability in relation thereto, is made by the Purchaser or by the relevant Company without the Sellers' prior written consent.

The Sellers shall be able to exercise their rights set out in this paragraph without prejudice to their rights to challenge the Claim and without recognition of liability for such Claim. If the Sellers do not wish to exercise their rights under this Article 6.5.7 and do not wish to control the defence of the third party claim, such will be without prejudice to the Purchaser’s right to claim under this Article 6.

6.5.8	Regulatory Changes

The Sellers shall not be liable for any Claim if, and to the extent that, the matter giving rise to the relevant Claim would not have arisen but for the passing of, or a change in, after the date of this Agreement, a Law.

6.5.9	Recoverable losses

Any amount for which the Sellers would otherwise have been liable under this Article 6 in respect of any Losses suffered by the Purchaser or any of the Companies shall be reduced by the net amount of any indemnification or other recovery actually received by any Company from any third party other than the Sellers (including insurance proceeds) in respect of such Losses.

6.5.10	Accounting provisions

The Sellers shall not be liable for any Claim if, and to the extent that, the matter giving rise to the relevant Claim was duly taken into account in computing the amount of a provision or reserve in the Accounts and, if applicable, the matter has been taken into account for the calculation of the Net Working Capital.

6.5.11	Purchaser's consent

The Sellers shall not be liable if, and to the extent that, the matter giving rise to the Claim arises wholly or partially from an action which was taken (or not taken) at the express request or express direction of the Purchaser.

6.5.12	Changes in accounting policies

The Sellers shall not be liable for any Loss arising as a consequence of a change, after the Closing Date, in any Company’s valuation rules and/or tax and accounting practices and policies. This paragraph shall not apply in case any of the Companies’ valuation rules and/or tax and accounting practices and policies are changed in order to comply with legal requirements and where the previously applied valuation rules and/or tax and accounting practices and policies did not comply with legal requirements.

6.6	Recovery from another person

If any Seller pays to any Beneficiary an amount in respect of a Claim and the Purchaser or any Company subsequently recovers or becomes entitled to recover from another person an amount that is fully attributable to the matter giving rise to the Claim, the Purchaser shall notify the relevant Seller and, if relevant, shall procure that any Company shall take such action as the Seller may reasonably require to enforce the recovery against the person in question; and

6.6.1
if the relevant Seller has already paid an amount in satisfaction of a Claim and the amount paid by the Seller in respect of the Claim is more than the sum effectively recovered, the Purchaser shall immediately pay the Seller the amount effectively recovered less any costs and disbursements incurred by the Purchaser or any of the Companies in connection with the recovery;

6.6.2
if the relevant Seller has already paid an amount in satisfaction of a Claim and the amount paid by the Seller in respect of the Claim is less than or equal to the sum effectively recovered, the Purchaser shall immediately refund the Seller the amount paid by the Seller less any costs and disbursements incurred by the Purchaser or any of the Companies in connection with the recovery; if the sum effectively recovered from the third party includes interests, the Buyer shall refund the amount paid by the Seller increased with interest from the date of the payment by the Seller until the date of effective recovery at a rate equal to the rate applied to the sum recovered by the Purchaser and accrued daily; and

6.6.3
if the Sellers have not already paid an amount in satisfaction of a Claim, the amount of the Claim for which the Sellers would otherwise have been liable shall be reduced by and to the extent of the sum effectively recovered less any costs and disbursements incurred by the Purchaser or any of the Companies in connection with the recovery.

6.7	Mitigation

Nothing in this Agreement restricts or limits the Purchaser's general obligation to mitigate any loss or damage which it may incur in consequence of a matter giving rise to a Claim.

6.8	No other recourse - waiver

6.8.1
Except in case of fraud or wilful misconduct, the Purchaser’s sole recourse against the Seller in relation to the sale and purchase of the Shares shall be under this Article 6 - and the Sellers shall not be liable to the Buyer otherwise than as expressly stated therein and subject to the limitations set out in Clause 6.5.  The Seller makes no representations, and gives no warranties (express or implied) other than those set out in Article 5 -.

6.8.2
Without prejudice to the generality of the foregoing and except in case of fraud or wilful misconduct, the Purchaser hereby irrevocably waives any other right to claim damages, any right to claim the annulment (nietigverklaring) or rescission (ontbinding) of the sale and purchase of the Directly Owned Shares on any ground, and any action quanti minoris on account of any defect.

6.9	Claims procedure

6.9.1	Notification of the Claim

6.9.1.1
If the Purchaser becomes aware of any action, fact or event that may give rise to a Claim against the Sellers, the Purchaser shall give a notice to the Sellers within sixty days of the Purchaser's becoming aware of any such action, fact or event.

6.9.1.2
Such notice shall set out such details as are available of the specific actions, facts or events in respect of which the Claim is made, together with, if practicable, a first estimate of the amount of Losses which are the subject of the Claim.

6.9.1.3
Failure of the Purchaser to notify the Sellers of a Claim in the manner provided above shall relieve the Sellers of any liability they would otherwise have had in respect of such a Claim, unless the Purchaser can demonstrate that the Sellers have not suffered any prejudice as a consequence of such failure.

6.9.2	Acceptance of the Claim by the Sellers

The Sellers shall be deemed to accept any Claim made by the Purchaser in accordance with Article 6.9.1 and shall be liable to indemnify the Beneficiary for the amount of Losses requested in such a Claim (subject to the limitations set forth above, if applicable) unless the Sellers have given the Purchaser a notice objecting to the Claim within thirty days following notification of such Claim.

6.9.3	Disagreement on the Claim

If the Sellers and the Purchaser are unable to reach an agreement on the amount of the Losses to be indemnified by the Sellers within fifteen days following notification of the Sellers' objections, the matter shall be decided in accordance with Article 11.2.

6.9.4	Payment by the Sellers

6.4.1.1
If the Sellers have accepted or are deemed to have accepted the amount of the Losses claimed by the Purchaser, or if the Sellers and the Purchaser have agreed another amount, the Sellers shall pay such amount to the Beneficiary (subject to any set-off pursuant to Article 3.3.3) within fifteen days of such acceptance or agreement.

6.9.4.1
If the matter giving rise to a Claim has been decided by the competent court, the Sellers shall pay any amount due to the Beneficiary including any interest (subject to any set-off pursuant to Clause 3.3.3) within fifteen days of the decision ordering the Sellers to make such payment (or on any other date as may be decided by the competent court, whichever is the earlier).

ARTICLE 7 - PURCHASER'S REPRESENTATIONS

The Purchaser and the Guarantor represent and warrant to the Sellers that each of the representations set out in this Clause 7.1 is true, accurate and not misleading.

7.1
The Purchaser is a public company (naamloze vennootschap) duly incorporated and existing under the Laws of Belgium, and the Guarantor is a public company duly incorporated and existing under the laws of Delaware.

7.2
Each of the Purchaser and the Guarantor has the right, power and authority, and has taken all action required, to sign and perform its obligations under this Agreement and all other documents which are to be signed at Closing.

7.3	The Purchaser is acting for its own account and on its own behalf and not as a representative, nominee or agent of the Guarantor or any other third party.

7.4
The entry by each of the Purchaser and the Guarantor into, and performance of its obligations under, this Agreement does not, and its ownership of the Shares will not, conflict with any Law or contract or agreement by which the Purchaser or the Guarantor (as the case may be) is bound.

7.5
The Independent Auditor has not provided any auditing, consultancy or other services to the Guarantor and its affiliates during the five years prior to the Closing Date, and will not provide such services until final payment of the last tranche of the Contingent Consideration.  In general, the Independent Auditor is, and will at all times be, independent from the Guarantor and its affiliates.

ARTICLE 8 - COVENANTS AFTER CLOSING

8.1	Non-competition

8.1.1
The Sellers covenant and agree with the Purchaser that they shall not during a period of 2 years from the Closing Date, whether directly or indirectly, alone or together with any other persons, on their own account or in conjunction with, through or on behalf of any Affiliates, relatives, agents, intermediaries, joint ventures or alliances, whether as director, manager, shareholder, employee, consultant, subcontractor or in any other capacity:

(i)
engage or be engaged in any business of clinical research staffing (i.e. the skills or services that are applied c.q. rendered by the Company or any subsidiary of the Company at the Closing Date) in the European Economic Area (including, but not limited to, Belgium, The Netherlands, Luxembourg and Spain) (“Competing Business”);

(ii)	acquire or hold any interest in any company which is engaged in any Competing Business or which is directly or indirectly controlled by a person engaged in any Competing Business;

(iii)
solicit, in relation to a Competing Business, any person or entity who was at any time a customer, client or supplier or a Prospective Customer, client or supplier of any Purchaser Affiliates or any of the Companies of the Group (including any new subsidiaries of Warphi); and

(iv)
endeavour to entice away from or discourage from dealing with or induce to trade on different terms with the Purchaser Affiliates or any of the Companies of the Group (including any new subsidiaries of Warphi) any person or entity who was at any time a customer, client or supplier or a Prospective Customer, client or supplier of the same.

8.1.2
The Sellers covenant and agree with the Purchaser that they shall not during a period of 3 years from the Closing Date, whether directly or indirectly, alone or together with any other persons, on their own account or in conjunction with, through or on behalf of any Affiliates, relatives, agents, intermediaries, joint ventures or alliances, whether as director, manager, shareholder, employee, consultant, subcontractor or in any other capacity: hire, employ, solicit the employment or endeavour to entice away from or discourage from being employed or hired by the Purchaser Affiliates or any of the Companies of the Group (including any new subsidiaries of Warphi), any person who was at any time an employee, trade representative, manager, director, consultant, Contract Professional, independent contractor or sub-contractor of the same.  By derogation to the above, the Sellers and their management companies will not be precluded from retaining the services of or employing:

(i)	any of themselves; and/or

(ii)	*

in each case, for purposes of any activity that is not a Competing Business.

Furthermore, by derogation to the above, the Sellers and their management companies shall, for purposes of any activity that is not a Competing Business, not be precluded to employ any person who was at any time a Contract Professional of any Company of the Group (including any new subsidiaries of Warphi) or any Purchaser Affiliate but who has not been providing services to any of the Companies of the Group (including any new subsidiaries of Warphi) or any Purchaser Affilate for a period of at least 12 months, subject to the condition that such person has not been actively solicited by the Sellers or their management companies (in whichever capacity) or any of their Affiliates, relatives, agents, intermediaries, joint ventures or alliances.

8.1.3
In case a Management Agreement with a Seller is terminated by Warphi for any reason other than for fraud, gross negligence or serious misconduct, the duration of the covenants set out above will be reduced in respect of the relevant Seller to 1 year (in respect of the covenants set out in Article 8.1.1 above) and 2 years (in respect of the covenants set out in Article 8.1.2 above) respectively.

8.1.4
In case of breach or infringement of any of the covenants set out above the relevant Seller shall indemnify the Purchaser for any damages incurred by the Purchaser in this respect, without prejudice to the right of the Purchaser and/or the Companies to seek injunctive relief.

8.1.5
No Employees or consultants, other than (i) Contract Professionals in the normal course of their assignment and (ii) *, have notified the Sellers of their intention to leave their employment with the Companies on or around Closing and to the best of the Sellers’ knowledge, the Sellers are not aware of any intention of any Employee or consultant to terminate his/her employment contract or his/her services with any of the Companies no employees or consultants, other than (i) Contract Professionals in the normal course of their assignment and (ii) *.

8.1.6
The covenants and obligations set out in this Article 8.1 are regarded by the Sellers and the Purchaser as fair and reasonable. If any of the provisions of this Article 8.1 were deemed to exceed the time, geographic or other limitations provided by applicable law, they shall not be null and void but automatically reformed to conform with the maximum permitted by applicable law.

8.2	Co-operation

The Sellers shall co-operate with the Purchaser in the fulfilment of all such acts and formalities and the execution of all such documents as may be required or desirable from time to time after the Closing Date for giving full effect to this Agreement and securing to the Purchaser the full benefit of all rights, powers and remedies conferred upon it in this Agreement.

8.3	Confidentiality

8.3.1
No Party shall disclose the terms of or the transactions contemplated by this Agreement to any person (other than such Party's advisors) or make any public announcement, press release, statement or communication relating to the same without the prior written consent of the other Party, except as required by law or by judicial or arbitral order or by any Governmental Authority (including any stock exchange authority) and except for disclosure to the court in the event of a dispute between the Parties as provided in Article 11.2.  If a public announcement, press release, statement or communication is required by law or by judicial or arbitral order or by any Governmental Authority (including any stock exchange authority), the party required to make the disclosure must first consult and take into account the reasonable requirements of the other parties as to the content of such disclosure. Any party that is consulted in respect of a disclosure agrees to respond as soon as possible.

8.3.2
The Sellers acknowledge that the Guarantor is quoted on NASDAQ and needs to issue press releases and make communications in order to comply with US Securities and Exchange Commission laws and with accounting regulations. The Sellers acknowledge that such press releases and communications shall not be prohibited by the provisions of this Article 8.3, provided however that the Guarantor must first consult and take into account the reasonable requirements of the Sellers as to the content of such press releases and communications. If the Sellers are consulted in respect of a disclosure, they agree to respond as soon as possible.

8.4	Resale

8.4.1
The Buyer agrees and undertakes not to sell or otherwise transfer all or part of the Shares to any legal entity whose registered office, main place of business or headquarters are not located within the European Economic Area for a twelve-month period as from the Closing Date.

8.4.2
The Buyer further agrees and undertakes not to sell or otherwise transfer all or part of the Shares to any individual or legal entity located within the European Economic Area without first obtaining the written undertaking of the transferee (a copy of which shall be delivered to the Sellers) not to subsequently sell or otherwise transfer all or part of the Shares to any legal entity located outside the European Economic Area for a twelve-month period as from the Closing Date.

8.4.3
In case of a breach of this Clause 8.4, the Buyer shall reimburse to the Sellers any Belgian Taxes actually incurred by the Sellers as a result of the sale or transfer of the Shares (or part of them) to a legal entity located outside the European Economic Area less than twelve months after the Closing Date.

ARTICLE 9 - GUARANTEE

9.1
The Guarantor jointly and severally guarantees the due performance by the Purchaser of its obligations under Articles 2, 3, 4, 6.2.3 and 8.4 of this Agreement and under Article 8.7 of the Management Agreements (such guarantee being hereafter referred to as the "Guarantee").

9.2
The Guarantee shall be a continuing obligation, shall remain in force until all of the Purchaser's obligations under Articles 2, 3, 4, 6.2.3  and 8.4 of this Agreement and under Article 8 of the Management Agreements (hereafter "Debtor's Liabilities") shall have been finally discharged and shall in particular not be discharged by reason of the circumstance that there is at any time no obligation currently owing from the Purchaser to any Seller.

9.3
Upon final payment and performance of the Debtor’s Liabilities and provided that there is no possibility of any further Debtor's Liabilities coming into existence, the Guarantor shall automatically and without the need of any written release of the Sellers be released of the Guarantee. Notwithstanding the previous sentence, the Sellers shall without delay upon the request of the Guarantor deliver an express release of the Guarantee.

9.3
Any release of the Guarantee shall be null and void and without effect if any payment received by any Seller and applied towards satisfaction of all or part of the Debtor's Liabilities or of the Guarantor's obligations hereunder (a) is avoided or declared invalid as against the maker of such payment, or (b) becomes repayable by the Seller concerned to a third party.

9.4
The Sellers may at any time without discharging or in any way affecting the Guarantee (a) grant the Purchaser any time or indulgence, (b) concur in any moratorium of the Debtor's Liabilities, (c) amend the terms and conditions of the Debtor's Liabilities, (d) abstain from taking or perfecting any other security and discharge any other security, and (e) abstain from exercising any right or recourse or from proving or claiming any debt and waive any right or recourse.

ARTICLE 10 - MISCELLANEOUS

10.1	Waivers and remedies

10.1.1
No Party shall be deemed to have waived any rights or remedies arising out of this Agreement or out of any default or breach hereunder unless such Party executes the waiver in writing.  If a Party waives a right or remedy arising out of this Agreement or out of any default or breach hereunder, such waiver shall not be construed to constitute a waiver of any other rights or remedies.

10.1.2
No failure on the part of any Party to exercise, nor any delay in exercising, any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by any Party of any right or remedy under this Agreement prevent any further or other exercise of such right or remedy or the exercise of any other right or remedy.

10.2	Severability

10.2.1
If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any Law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Agreement nor the legality, validity or enforceability of such provision under the Laws of any other jurisdiction will in any way be affected or impaired.

10.2.2
The Parties shall make all reasonable efforts and take all necessary actions to replace any illegal, invalid or unenforceable provision of this Agreement with a valid, legal and enforceable provision having the same economic effect for the Parties and reflecting to the fullest extent admitted by law the provision so replaced.

10.3	Notices

10.3.1
Any notice or other communication to be delivered or made under or in connection with this Agreement shall be in writing and, unless otherwise agreed, by registered mail or hand-delivered with an acknowledgement of receipt to the following addresses:

10.3.1.1	To the Purchaser:

Lab Support NV
De Keyserlei 5 box 58
2018 Antwerp

With a copy to:

February 28, 2011:

On Assignment, Inc.                                                               On Assignment, Inc.
26651 W. Agoura Road                                                           26745 Malibu Hills Road
Calabasas, CA 91302                                                               Calabasas, CA 91302
PHONE: (800) 995-7378                                                            P: (800)995-7378
FAX: (818) 878-6877                                                                 F: (818)878-6877
ATTN: Legal Department                                                      ATTN: Legal Department

And an additional copy to:
Ms. Caroline Wildemeersch
AMBOS NGBO
Neerveldstraat 109
1200 Brussel

10.3.1.2	To the Guarantor:

February 28, 2011:

On Assignment, Inc.                                                               On Assignment, Inc.
26651 W. Agoura Road                                                           26745 Malibu Hills Road
Calabasas, CA 91302                                                               Calabasas, CA 91302
PHONE: (800) 995-7378                                                            P: (800)995-7378
FAX: (818) 878-6877                                                                 F: (818)878-6877
ATTN: Legal Department                                                      ATTN: Legal Department

With copy to:
Ms. Caroline Wildemeersch
AMBOS NGBO
Neerveldstraat 109
1200 Brussel

10.3.1.3	To the Sellers: at the addresses indicated on page two of this Agreement, or any other address notified from time to time to the Purchaser

With copy to:
Xavier Remy
Clifford Chance
Avenue Louise 65/2
1050 Brussels
Belgium

10.3.2	Any notice or communication delivered or made as set out above shall be effective upon receipt and shall be deemed to be received on the day shown as the day of receipt on the return receipt.

10.4	Entire agreement

This Agreement constitutes and contains the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any and all prior understandings, agreements, letters of intent and arrangements between the Parties with respect to the subject matter hereof.

10.5	Assignment

No Party may, directly or indirectly, transfer, assign or delegate this Agreement or any of the rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other Party, except that the Purchaser shall be authorised to transfer or assign this Agreement and/or its rights or obligations under this Agreement in whole or in part to any Affiliate by notifying the Sellers thereof (whereupon all references in this Agreement to the Purchaser shall be construed as references to the transferee).

10.6	Amendments

This Agreement may be amended, restated or modified only with the written consent of all the Parties.

10.7	Costs

Each Party shall pay its own costs and expenses, including costs of counsel, accountants and other advisors, incurred in connection with the negotiation, preparation, execution and completion of this Agreement.

10.8	Counterparts

This Agreement may be executed by any of the Parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

10.9	Initialling

The Purchaser and the Guarantor hereby authorise each of Caroline Wildemeersch and Tessa Gijbels (each acting alone and with the right of substitution) to initial, on behalf of the Purchaser and the Guarantor, each page of this Agreement (including its Schedules) and of the Management Agreement.

ARTICLE 11 - LAW AND JURISDICTION

11.1	Governing law

This Agreement shall be governed by and construed in accordance with the laws of Belgium.

11.2	Jurisdiction

Any disputes or claims arising out of or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the commercial courts of Brussels (Belgium).

IN WITNESS WHEREOF, the Parties have executed this Agreement on 23 February 2011 in four originals, each Party acknowledging receipt of one original.

HILDE DE DECKER

_____________________________

MARTINE VERTOMMEN

________________________

ECHOS BVBA

________________________

By: Edward Van Rompay

Title: Manager

LAB SUPPORT NV

________________________

By: Peter T. Dameris

Title: Director

ON ASSIGNMENT, INC.

________________________

By: Peter T. Dameris

Title: CEO and President